UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 3803,

Dachong International Centre, 39 Tonggu Road

Nanshan District, Shenzhen, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On December 20, 2019, ATIF Limited, a private limited company incorporated in Hong Kong (“ATIF HK”) and an indirect wholly-owned subsidiary of ATIF Holdings Limited (the “Company”), a British Virgin Islands business company, entered into an Agreement for Sale and Purchase in Respect of Shares and Subordinated Loan of Sinofortune Securities Limited (the “Agreement”) with Sinofortune Financial Holdings (BVI) Limited, a private limited company incorporated in the British Virgin Islands (the “Seller”), which is a wholly-owned subsidiary of Sinofortune Financial Holdings Limited (the “Listco”), a public limited company incorporated in the Cayman Islands.

Sinofortune Securities Limited, a limited company incorporated in Hong Kong (the “Target”), is licensed by the Securities and Futures Commission of Hong Kong (the “SFC”) to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), and Type 4 (advising on securities) regulated activities under the SFC.

Pursuant to the Agreement, ATIF HK agreed (i) to purchase from the Seller, 67,000,000 ordinary shares of the Target, representing 100% of the equity interests of the Target and (ii) to purchase from the Listco, an unsecured interest bearing subordinated loan with a principal amount of HK$10,000,000 (the “Subordinated Loan”) which was rendered to the Target by the Listco under a Subordinated Loan Agreement dated August 26, 2011, entered amongst the Listco, the Target, and the SFC (the “Subordinated Loan Agreement”) (collectively, the “Acquisition”). As consideration of the Acquisition, ATIF HK agreed to pay a cash consideration amounting to HK$5,700,000 plus the NAV (Net Asset Value) of the Target as of the closing of the Acquisition, which NAV was estimated to be approximately HK$9,600,000 and should not exceed HK$9,700,000.

Upon signing the Agreement, ATIF HK is required to pay a deposit to the Seller in the amount of HK$1,710,000, and the remaining balance will be paid on the closing of the Acquisition. The Acquisition is subject to the SFC’s approval of the change of substantial shareholder of the Target and the assignment of the Subordinated Loan and the Subordinated Loan Agreement from the Listco to ATIF HK, and is expected to be completed within 15 business days after ATIF HK obtains such an approval.

The foregoing description of the terms of the Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, which is attached hereto as Exhibits 10.1.

A copy of the press release announcing the Acquisition is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

Date: December 26, 2019	By:	/s/ Jun Liu
	Name:	Jun Liu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Agreement for Sale and Purchase in Respect of Shares and Subordinated Loan of Sinofortune Securities Limited dated December 20, 2019, by and between ATIF Limited and Sinofortune Financial Holdings (BVI) Limited

99.1	Press Release